WAITE, SCHNEIDER, BAYLESS & CHESLEY CO. L.P.A.
JAMES R. CUMMINS
1513 Fourth & Vine Tower
1 West Fourth Street
Cincinnati, OH 45202

July 6, 2012

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Daniel F. Duchovny

Re:	Signature Group Holdings, Inc.
Definitive Additional Soliciting Materials filed by James A. McIntyre
Filed June 28, 2012
File No. 001-08007

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated July 2, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with James A. McIntyre and provide the following response on his behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Definitive Additional Materials.  Our responses are numbered to correspond to your comments.

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.

•	Your disclosure that the “current financial course…clearly is not working.”

We acknowledge the Staff’s comment.  On a supplemental basis we note that since emerging from bankruptcy in June 2010, the Company has been managed by Craig Noell, the Company’s Chief Executive Officer, and Kyle Ross, the Company’s interim Chief Financial Officer, and their affiliates and associates.  Since the Company’s emergence from bankruptcy, management has been immersed in “a long process to reposition the Company to return it to profitability and build long-term value for [] stockholders.”  However, under management’s leadership, from the quarter ended June 30, 2010 through the quarter ended March 31, 2012 there has been:

o      a decrease in the Company’s assets of approximately 12%, to $139.2 million;

o      a decrease in stockholders’ equity of approximately 30%, to $63.3 million;

o      income from continuing operations in just one quarter -- approximately $38,000 for the quarter ended September 30, 2011; and

o      cumulative losses of over $43 million.

Mr. McIntyre and the Nominees believe these results are not reflective of a company on a successful financial course.  We also note that the Company trades at a fraction of the value of its primary asset, its NOLs.  This suggests that the market has little faith in management’s ability to effectively utilize the Company’s primary asset.  Accordingly, we believe that there is a reasonable factual basis for asserting that the “current financial course…clearly is not working.”

•	Your disclosure that the current board is executing a “strategy that will fail to fully utilize the Company’s principal asset-its more than $800 million in Net Operating Losses…”

We acknowledge the Staff’s comment.  On a supplemental basis, we note that in its most recent Quarterly Report for the quarter ended March 31, 2012, the Company disclosed that “As a result of generating losses since 2006, among other factors, the Company has determined that sufficient uncertainty exists as to the realizability of its deferred tax asset and as such, has placed a valuation allowance of $409.1 million and $409.0 million on its deferred tax asset at March 31, 2012 and December 31, 2011, respectively.” (emphasis added)  Valuation allowances are similar to loan loss provisions and reduce the value of an asset.  We further note that in an investor presentation detailing its strategic plan (filed with the Staff on Form 8-K on May 23, 2012), the ability to utilize the Company’s NOLs was not mentioned as a “key acquisition criteria” in management’s discussion of “ideal situations” for future acquisitions, suggesting that management is not factoring utilization of the NOLs into its decision making process when considering acquisitions.  Overall, it appears to Mr. McIntyre and the Nominees that management is not overly concerned with the prompt utilization of the NOLs.  Accordingly, we believe that there is a reasonable factual basis for asserting that the current Board is “executing a “strategy that will fail to fully utilize the Company’s principal asset-its more than $800 million in Net Operating Losses…”

•	Your disclosure that the NOLs “have started to expire under U.S. and California law. In this respect, we note that the company has disclosed that the NOLs will not expire until 2017 at the earliest.

We acknowledge the Staff’s comment.  On a supplemental basis, we note that the phrase “started to expire” is intended to indicate that the time period in which the NOLs could be used is passing.  Specifically, the NOLs as an asset will eventually disappear.  Current management took over in 2010 and has not executed a transaction that has utilized a material amount of the NOLs.  In other words, because the Company has already wasted nearly a quarter of the NOLs’ existence, the timeframe in which the NOLs may be used has started to expire.

Additionally, the present monetary value of the unused NOLs is decreasing because of the passage of time.  As the delay in utilizing the NOLs is extended, the time value of the NOLs is decreased.  Mr. McIntyre and the Nominees believe that a $1 NOL used in 2010, 2011 or 2012 is far more valuable to stockholders than a $1 NOL used in 2017.  Accordingly, we believe that there is a reasonable factual basis for disclosing that the NOLs “have started to expire under U.S. and California law.”

•	Your disclosure that under current management’s plan, the NOLs “appear[] to be an afterthought.”

We acknowledge the Staff’s comment.  On a supplemental basis, we note that in an investor presentation detailing its strategic plan (filed with the Staff on Form 8-K on May 23, 2012), management listed positioning the Company to take advantage of the NOLs behind “actively seek acquisition opportunities” and “acquire and originate debt opportunities through Signature Special Situations” and ahead of “legacy clean-up and wind-down of the discontinued operations” in describing its operations.  In fact, throughout the remainder of the presentation the NOLs were only mentioned twice -- both times when listing the Company’s current assets -- while management devoted almost half of the remaining slides (not including slides devoted to the Company’s financials) to discussing management’s acquisition strategy, the “Signature Special Situations” division of the Company and the Company’s discontinued operations.  Further, the ability to utilize the Company’s NOLs was not mentioned as a “key acquisition criteria” in management’s discussion of “ideal situations” for future acquisitions.  Accordingly, we believe that there is a reasonable factual basis for disclosing that “under current management’s plan, the NOLs “appear[] to be an afterthought.”

•	Your disclosure that “Small transactions potentially reduce transparency by obscuring, in consolidation, financial reporting and management accountability with multiple subsidiary levels.”

We acknowledge the Staff’s comment.  On a supplemental basis, we note that the Company’s filing of a comprehensive 10K for the year ended 2010 was not completed until long after management’s original timeline, that subsequent 10Qs, even related to current periods, were delayed and late and that the Company has identified material weaknesses/control deficiencies that still remain uncorrected after two years.  Further, we note that the mini-conglomerate approach being championed by management can prove problematic because of, among other things,

o      Undue complexity & span of control issues;

o      Lack of management focus, expertise & capacity;

o      Increased information risk due to complexity & opacity; and

o      Lack of clarity for analysis & valuation.

All of which, Mr. McIntyre and the Nominees believe, increases the risk of a reduction of transparency in financial reporting and management accountability.  Accordingly, we believe that there is a reasonable factual basis for disclosing that “small transactions potentially reduce transparency by obscuring, in consolidation, financial reporting and management accountability with multiple subsidiary levels.”

2.
With respect to your plan to “Target a Limited Number of Significant Transactions…,” please tell us, with a view toward revised disclosure whether you identified any specific plans, target companies, target industries, or size of target companies.

We acknowledge the Staff’s comment.  If elected, the Nominees intend to engage a competent, well established investment bank or financial advisory firm to advise on strategic matters and to facilitate execution, however the Nominees have not determined any specific plans or target companies.

The Nominees would likely seek transactions with large scale entities not yet determined that would:

•	Accord full value to the NOLs;

•	Provide enhanced liquidity for the Company’s stockholders; and

•	Result in an entity with a stable balance sheet and strong earnings potential.

Possible sectors/industries include:

•	Private equity firms with eligible portfolio companies;

•	Banking & financial firms;

•	Financial subsidiaries of utilities, pharmaceutical, technology companies and others; and

•	Others as feasible.

3.
We note your disclosure that “Management has already acknowledged in the Company’s financial statements that management’s current ‘plan’ will not reap the tax benefits of a substantial majority of the NOL’s” (emphasis in original).  You also state that the company’s management has estimated that the company will “not likely have enough taxable income to unlock the full NOL value.” We note that the language in the referenced quarterly report cited in your footnote  (related to the first quoted portion of your disclosure) appears to provide an explanation for the valuation allowance the company has placed on the NOLs.  Please revise your disclosure to more closely follow the substance of the company’s disclosure.

We acknowledge the Staff’s comment.  We note that in its most recent Quarterly Report for the quarter ended March 31, 2012, the Company disclosed that “As a result of generating losses since 2006, among other factors, the Company has determined that sufficient uncertainty exists as to the realizability of its deferred tax asset and as such, has placed a valuation allowance of $409.1 million and $409.0 million on its deferred tax asset at March 31, 2012 and December 31, 2011, respectively.”  (emphasis added)  Mr. McIntyre and the Nominees confirm that in all future filings they will include disclosure that more closely follows the substance of the Company’s disclosure.

4.
We note your disclosure that “senior management is worth $2.2 million annually.” Please tell us, with a view toward revised consideration, how you calculated the amount, how many individuals are included in the total amount, and whether this refers to cash compensation or to cash and non-cash compensation, and, in the case of non-cash compensation, whether it includes unvested equity awards.

We acknowledge the Staff’s comment.  We note that the amount includes compensation paid to the Company’s Chief Executive Officer, Craig F. Noell, and its next most highly compensated executive officer serving as an executive officer as of the fiscal year ended December 31, 2011, Kenneth Grossman, as disclosed in the Company’s proxy statement filed with the Staff on May 18, 2012.  This amount includes salaries, bonuses and stock options and restricted stock grants (subject to vesting).

5.
You state that “management has little incentive to do anything other than take its time executing its ‘strategic’ plan” and that you ‘fear that as a result, an even greater share of the Company’s assets will be used to line management’s pockets…” Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for the referenced disclosure and avoid similar statements in future filings.

We acknowledge the Staff’s comment.  On a supplemental basis we note that management has indicated that the Company is in the midst of “a long process to reposition the Company to return it to profitability and build long-term value for our stockholders.”  (emphasis added)  We further note that members of management own warrants to acquire 15 million shares of Common Stock.  The warrants have a term of 10 years and contain anti-dilution provisions that kick in, subject to certain exceptions, if the Company issues new shares of Common Stock during the 10-year term at a per share purchase price of less than the current $1.03 exercise price.  We further note that under management’s stewardship over the past two years, the price of the Company’s stock has steadily decreased from $0.78 on June 14, 2010, the first business day after the Company emerged from bankruptcy, to $0.26 on March 31, 2012, the end of the most recent quarter before this proxy contest, and the value of the Company’s assets decreased by approximately 12%, to $139.2 million, during that time.

Given that (i) management has indicated that the Company is in a long process towards profitability, (ii) they have shown no urgency in utilizing the NOLs, (iii) a significant portion of management’s holdings are potentially sheltered from downside in the Company’s stock due to the anti-dilution provisions of the warrants, (iv) management collects salaries regardless of the price of the Company’s stock, (v) the price of the Company’s stock has suffered significantly under management’s stewardship and (vi) the value of the Company’s assets have decreased, we believe there is a factual foundation for the statement that “management has little incentive to do anything other than take its time executing its ‘strategic’ plan” and that you ‘fear that as a result, an even greater share of the Company’s assets will be used to line management’s pockets…”

6.
We note the graph you presented and labeled as a “disturbing trend.” It is unclear how the compensation of management over time is correlated to the market price of the company’s stock over the same period. In this respect, it is also unclear how the stock price milestones on the left of the graph are related to the compensation milestones on the right of the graph (i.e., why is the stock price of $.60 per share, for example, lined up with a level of management compensation of approximately $1.75 million?). Please revise your disclosure to explain.

We acknowledge the Staff’s comment.  On a supplemental basis we note that the graph is intended to highlight the negative correlation between the price of the Company’s stock and the compensation paid to management.  In other words, as management’s compensation has increased, the price of the Company’s stock has steadily declined.  For example, during the quarter management was collecting compensation valued at $478,000 the Company’s stock was trading between approximately $0.65 and $0.85, while during the quarter management was collecting approximately $2,224,000 in compensation, the Company’s stock was trading between approximately $0.40 and $0.20.

7.
We note your disclosure that your nominees do not intend to maintain or create long-term jobs for senior management. Please revise to explain whether it is customary for a company to be managed in the absence of senior managers who, apparently, would not have job security through employment agreements.

We acknowledge the Staff’s comment.  On a supplemental basis we note that the Nominees, if elected, intend to intend to retain management that will effectively and efficiently wind-down the Company’s legacy assets, including its current operating entities.  The Nominees intend that any deal reached with new management will properly incentivize the prompt and effective utilization of the NOLs.  Additionally, any agreements would contain reasonable and customary provisions consistent with an employment period that would be long enough to effectively and efficiently wind-down the Company’s legacy assets.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

WAITE, SCHNEIDER, BAYLESS & CHESLEY CO. L.P.A.

By	/s/ James R. Cummins
JAMES R. CUMMINS

cc:	James A. McIntyre Steve Wolosky